UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

1 July 2026

NatWest Group announces the completion of the acquisition of Evelyn Partners

NatWest Group plc ("NatWest Group" or "Group") is pleased to announce that the acquisition of Evelyn Partners for £2.7 billion enterprise value (the "Transaction") completed on 30 June 2026.

The Transaction creates the UK's leading Private Banking and Wealth Management ("PBWM") business. At the end of 2025, Evelyn Partners had £69 billion of Assets Under Management and Administration ("AUMA") which, combined with NatWest Group's £59 billion at that date, would have brought total AUMA to £127 billion and total Customer Assets and Liabilities ("CAL") to £188 billion, or c.20% of Group CAL.

It transforms NatWest Group's financial planning and investment management capabilities and accelerates the Group's strategy, increasing fee income by c.20% pre-revenue synergies, and boosting exposure to the structurally higher growth UK wealth market, driving higher returns.

Commenting on the completion of the acquisition, NatWest Group CEO, Paul Thwaite, said

"Today marks an important step as we bring together two leading businesses and accelerate the delivery of our strategy, at a time when the benefits of saving and investing are increasingly part of the national conversation.

"This is a unique opportunity for the Group, delivering unmatched scale and capabilities in a market with considerable growth potential. Our new colleagues at Evelyn Partners bring with them long-standing, trusted client relationships and industry-leading expertise in financial planning and investment management.

"Together, we are now the UK's leading Private Banking and Wealth Management business. As a result, we will offer a broader range of products, services and advice to over 20 million customers, helping them to make more of their money and invest with confidence. This will help us drive further growth and investment across the economy, as well as delivering higher returns to shareholders."

Chris Kenny, CEO of Evelyn Partners, commented:

"I am delighted that we have reached this significant milestone for Evelyn Partners and, most importantly, for our clients. Becoming part of NatWest Group strengthens our ability to support them over the long term, while preserving the personal relationships, trusted advice and investment expertise that they value from Evelyn Partners. This is an exciting opportunity for our people to build on what we do best, combining our strengths with those of our new colleagues at NatWest Group to deliver even greater value for clients, both now and in the years ahead."

Emma Crystal, CEO of Private Banking & Wealth Management at NatWest Group, added:

"This is a pivotal moment for our combined business, bringing complementary capabilities and scale to the expertise and service that we offer our clients. We look forward to working alongside our new colleagues, putting financial planning and investment management in the hands of more people, right across the UK, whether they are experienced investors or taking their first steps to build their financial futures."

NatWest Group expects the combination to create material shareholder value, including estimated annual run-rate cost synergies of approximately £100 million, with costs to achieve of approximately £150 million. The Group also expects to deliver significant revenue synergies by combining Evelyn Partners' financial planning and investment management capabilities, including the Bestinvest platform, with NatWest Group's banking, savings and wealth management services. The transaction is expected to be accretive to NatWest Group's growth and Return on Tangible Equity in the first year of ownership.

As the integration progresses, the Group is committed to ensuring a seamless experience for customers and clients of the combined business, enabling access to a wider range of products, services and channels. There are no immediate changes to the service customers and clients receive, and no action is required. We look forward to engaging further as the integration progresses.

Additional information

●
NatWest Group will consolidate Evelyn Partners from 30 June 2026. More details about the impact on Group Full Year 2026 guidance will be given at the 2026 Interim Results on 31 July 2026.
●
As previously announced, the Transaction is expected to reduce NatWest Group's CET1 ratio by c.130 basis points, based on the expected capital position at 31 December 2026, proforma for Risk-Weighted Assets on 1 January 2027. This includes a CET1 capital deduction of c.£2.7 billion1, operational Risk Weighted Assets of c.£1 billion recognised upon completion and c.£40 million of transaction costs, included in H1 2026 Other operating expenses.
●
On 1 June 2026, it was announced by Evelyn Partners that Chris Kenny had been appointed CEO of Evelyn Partners with effect from the completion of the Transaction, reporting to Emma Crystal.

1. The CET1 capital deduction relates to the recognition of goodwill and intangible assets and is subject to finalisation of the purchase price allocation under IFRS 3.

Investor Relations

Claire Kane

Director of Investor Relations, NatWest Group

 +44 (0) 20 7672 1758

Media Relations

 +44 (0) 7557 316 540

Legal Entity Identifiers

NatWest Group plc: 2138005O9XJIJN4JPN90

National Westminster Bank plc: 213800IBT39XQ9C4CP71

Caution about forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document may include forward-looking statements relating , but not limited to: NatWest Group's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, capital generation pre-distributions, customer assets and liabilities growth rate, cost-income ratio, CET1 ratio, RWA levels and payment of dividends), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments such as artificial intelligence, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2025 Annual Report and Accounts on Form 20-F, NatWest Group's Interim Management Statement for Q1 2026, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	01 July 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary